File No.  70-9967

  As filed with the Securities and Exchange Commission on September 21, 2001


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                               AMENDMENT NO. 1

                                     TO

                       FORM U-1 APPLICATION-DECLARATION
                                     UNDER
                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
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                           Dominion Resources, Inc.
                             120 Tredegar Street
                             Richmond, VA 23219

                 (Name of company filing this statement and
                   address of principal executive offices)

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                              James F. Stutts
                     Vice President and General Counsel
                           Dominion Resources, Inc.
                             120 Tredegar Street
                             Richmond, VA 23219

                   (Name and address of agent for service)

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               The Commission is also requested to send copies
           of any communication in connection with this matter to:

                          Norbert F. Chandler, Esq.
                              Managing Counsel
                      Dominion Resources Services, Inc.
                     Dominion Tower, 625 Liberty Avenue
                            Pittsburgh, PA 15222



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                                AMENDMENT NO. 1
                                      TO
                            APPLICATION-DECLARATION
                                     UNDER

                  SECTIONS 6(a), 7, 9(a), 10, 12(b), AND 13(b)

                                     AND

                               RULES 43 AND 45

                                     OF

                THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                FOR APPROVAL OF

                              DOMINION MONEY POOL


     Dominion Resources, Inc. hereby amends its Application-Declaration as previously filed under the above file number as follows.


Item 1.	Description of Proposed Transactions.

     The last paragraph on page 3 is restated to read as follows.

     "DRI meets all of the conditions of Rule 53(a), except for Rule 53(a)(1), and none of the adverse conditions specified in Rule 53(b) exist. At June 30, 2001, DRI's aggregate investment, as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $1.76 billion. This amount exceeds the 50% "safe harbor" limitation contained in the rule. However, DRI has requested that the Commission authorize DRI to invest up to 100% of its consolidated retained earnings plus $8 billion in EWGs and FUCOs. See Commission order dated May 24, 2001, HCAR No. 27406. DRI's current EWG and FUCO investment should not prohibit the proposed transactions for which authority is requested herein. The DRI money pool only involves intra-system financing transactions, many of which could occur under Rule 52."


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                                  SIGNATURES

     Pursuant to the Public Utility Holding Company Act of 1935, the undersigned company has caused this amendment to its Application-Declaration to be signed on its behalf by the undersigned thereunto duly authorized.




                                           DOMINION RESOURCES, INC.



                                           By:  James F. Stutts
                                                __________________

                                           Name:  James F. Stutts

                                           Title: Vice President and
                                                  General Counsel

                                           Date:  September 21, 2001




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